NOTE AND
                               SECURITY AGREEMENT
                  $15,000.00- Houston, Texas - January 23, 2002

     On January 23, 2002, Crescent Communications, Inc., of 701 N. Post Oak Road, Suite 630, Houston, Texas 77024, hereinafter referred to as "Debtor" in this note and security agreement, promises to pay to the order of Manfred Stemberg hereinafter referred to as "Secured Party," at its principal office at 701 N. Post Oak Road, Suite 640, Houston, Texas 77024, the principal amount of $15,000.00 or so much as may be outstanding, together with interest on the unpaid principal balance. Interest shall be calculated from the date of this note until paid.

     Debtor will pay this note on demand, which can be made at any time. Payment in full is due immediately upon Secured Party's demand on or before January 1, 2010.

     Interest is computed on a 365/365 simple interest basis.

FIXED INTEREST RATE

     The interest rate on this note is 8% per annum. Interest only payments shall be made beginning February 15, 2002.

CONVERTIBLE INTO STOCK

     The parties agree that Secured Party has the right and option at any time from date, while this agreement is in effect, to convert the unpaid principal or any portion of the unpaid principal into fully paid and nonassessable shares of common stock of Debtor at the conversion price of $.05 per share upon the surrender of this agreement or a proper notation made upon it to Debtor at its offices located at 701 N. Post Oak Road, Suite 630, Houston, Texas 77024. No fractional shares will be issued upon any conversion, but an adjustment in cash shall be made in respect to any fraction of a share that would otherwise be issuable upon the surrender of this agreement or portion of it for conversion.

GRANT OF SECURITY INTEREST

     Debtor grants to Secured Party in this agreement, a security interest in its property, tangible and intangible, including but not limited to: all accounts, now existing or subsequently arising; all contract rights of Debtor, now existing or subsequently arising; all claims and causes of action, now existing or subsequently arising; all accounts receivable, now existing or subsequently arising; all chattel paper, documents, and instruments related to accounts; all inventory, furniture, fixtures, equipment, and supplies now owned or subsequently acquired; and the proceeds, products, and accessions of and to any and all of the foregoing (the "Collateral").


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     This security interest is granted to secure the debt evidenced by this note and agreement and all costs and expenses incurred by Secured Party in the collection of the debt.

PERFORMANCE

     Debtor agrees:

     1. To pay all obligations when due and perform fully all of the Debtor's duties under and in connection with this note and security agreement.

     2. To keep the Collateral in good order and repair, to maintain it at Debtor's premises, to use the Collateral for its intended purposes only, and to refrain from encumbering, selling, or leasing any of the Collateral, or permitting it to be encumbered, seized, or transferred.

DEFAULT AND REMEDIES OF SECURED PARTY

     Default in payment or performance of any of the obligations or default under any agreement evidencing any of the obligations is a default under this agreement. On default, the Secured Party may declare all obligations immediately due and payable and will have the remedies of a secured party under the Texas Business and Commerce Code, as well as any other remedies existing under applicable law or by agreement between the parties.

     Upon default, including failure to pay upon final maturity, the total sum due under this note will bear interest from the date of acceleration or maturity at the highest legal interest rate.

GENERAL PROVISIONS

     This agreement contains the entire understanding of Debtor and Secured Party. Its provisions are to be governed by and interpreted in accordance with Texas law.

EXECUTED by the Debtor on                              .
                          -----------------------------

                                             DEBTOR

                                             CRESCENT COMMUNICATIONS, INC.


                                             BY:  /s/ Jeff Olexa
                                                --------------------------------
                                             Jeff Olexa, President


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